November 30, 2010

Via EDGAR and U.S. Mail

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cinedigm Digital Cinema Corp. Form 10-K for Fiscal Year ended March 31, 2010 Filed June 14, 2010
File No. 001-31810

Dear Mr. Krikorian:

On behalf of Cinedigm Digital Cinema Corp. (the “Company”), set forth below are the Company’s responses to your letter of comment dated November 2, 2010 to Mr. Adam M. Mizel, Interim Co-Chief Executive Officer and Chief Financial Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  The responses provided below relate to the Company’s Annual Report on Form 10-K for fiscal year ended March 31, 2010 filed on June 14, 2010 (the “Form 10-K”).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Intangible Assets, page 33

1.	Please consider expanding your disclosures in your goodwill and intangible assets policy for the items noted below.

	•	Percentage by which fair value exceeded carrying value of each reporting unit as

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of the date of the most recent test;

•
Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

RESPONSE:

We note the Staff’s comment and will provide narrative that appears substantially as follows, in our next Quarterly Report on Form 10-Q:

At March 31, 2010, the date of the most recent impairment testing date, the fair value of the Services segment goodwill exceeded the carrying value by 91% and the fair value of the Content & Entertainment segment goodwill exceeded the carrying value by 63%, and accordingly, there was no impairment for either reporting segment. The Company continues to monitor events and circumstances which may affect the fair values of both reporting units, including current market conditions.

The fair values derived in our impairment testing assume significant increases in revenue and profitability the fiscal year ended March 31, 2011 and continued significant growth in revenue and profitability for the Services segment for fiscal year ended March 31, 2012 as a result of increased systems for our Phase 2 Deployment.  The number of deployed digital systems, and the use of alternative content on those systems, are the primary revenue drivers for our goodwill reporting units.  Growth in the number of deployed systems is driven by many factors including audience demand for 3D content, the amount of digital content (including 3D and alternative content such as concerts and sporting events) being made available by the Hollywood studios and content owners, and the adoption rate of digital technology by exhibitors, all of which the Company sees as continuing its strong pace. The strong growth assumed, however, is the primary driver of the use of discount rates comparable to those typically applied to early-stage, venture capital backed companies.  A decrease in the fiscal 2011 revenue projections of more than 17% would have resulted in a determination of impairment for the Content & Entertainment segment.  Similarly, a decrease in the fiscal 2011 revenue projections of more than 32% would have resulted in a determination of impairment for the Services segment.  However, management believes the discount rates and the revenue projections utilized are reasonable.

The fair value estimates also assume that the publicly-traded comparator companies utilized provide reasonable valuation metrics when adjusted for differences in size, profitability, projected growth and diversity of operations.  Selection of different Publicly-traded comparative companies may or may not have resulted in an indication

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of impairment, but management believes the comparator companies utilized are reasonable.

Liquidity and Capital Resources, page 41

2.
We note your response to our prior comment number 7 in your response letter dated September 5, 2008.  It does not appear that you have enhanced your discussion of the primary drivers in your operating activities.  We repeat our prior comment, that, your discussion of cash used in operating activities appears to be a mere recitation of the changes and other information evident from the financial statements.  Your disclosures should focus on the primary drivers of and other material factors necessary to provide an understanding of your cash flows.  In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows.  Tell us what consideration you gave to providing the disclosure in accordance with the related interpretive guidance in Section IV.B of SEC Release No. 33-8350.

RESPONSE:

The Company has included a description of the drivers of its business in the second paragraph of the Liquidity and Capital Resources section of MD&A.  As disclosed, the primary driver of its operating cash flow is the number of installed digital cinema systems and the pace of continued installations. However, the Company notes the Staff’s comment and agrees that it can be more specific as to the factors affecting the Company’s cash flows including the expected pace of deployments, expected working capital changes and industry trends impacting our revenues and expenses.  While the actual disclosure going forward will depend on the events of the reporting period, generally changes in accounts receivable from its studio customers and others is a large component of operating cash flow, and during a period of increasing system deployments, the Company expects studio receivables to grow and negatively impact working capital and operating cash flow.  During periods of fewer deployments, the Company expects receivables to decrease and positively impact cash flow, and eventually to stabilize.  For the near term, the Company expects receivables to grow modestly as it continues to deploy Phase 2 systems.  However, a significant portion of the current Phase 2 deployments are being made under the Exhibitor-Buyer structure, where the Company passes the majority of the studio payments to the exhibitor, less an administrative fee, and therefore operating cash flow will be largely unaffected.  Changes in the Company’s trade accounts payable is also a significant factor,  however even in a period of deployments, the Company does not anticipate major changes in payables activity.  The Company is also subject to changes in interest expense due to increasing debt levels to fund digital cinema installations, and also has non-cash

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expense fluctuations, primarily resulting from the change in the fair value of interest rate swap arrangements. The Company will disclose these factors beginning with its next filed Quarterly Report on Form 10-Q.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-3

3.	We note your line item, stock-based compensation, under costs and expenses. Tell us how you considered the guidance in paragraph P of SAB 107.

RESPONSE:

Beginning with the Quarterly Report on Form 10-Q for the three and six months ended September 30, 2010 filed on November 15, 2010, the Company has presented  share-based compensation charges in the expense categories that hold the cash compensation to those same employees.  In addition, the Company has presented the share-based compensation separately in the footnotes to its financial statements.  The historical presentation of share-based compensation was also reclassified for the same periods ended September 30, 2009.

Following is the additional disclosure provided in Note 2. Summary of Significant Accounting Policies:

Employee stock-based compensation expense related to the Company’s stock-based awards was as follows for the periods presented:

	For the Three Months Ended September 30,		For the Six Months Ended September 30,
	2010	2009	2010	2009
Direct operating	17	15	34	33
Selling, general and administrative	642	414	1,303	708
Research and development	15	9	27	19
	$674	$438	$1,364	$760

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Mr. Stephen Krikorian
November 30, 2010
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Notes to Consolidated Financial Statements

3. Assets Held for Sale and Discontinued Operations, page F-18

4.
We note that you present the results of the Pavilion Theatre as discontinued operations for the fiscal years ended March 31, 2009 and 2010.  Tell us how you considered providing disclosure to discuss the facts and circumstances leading to the expected disposal, and the expected manner and timing of the disposal.  Refer to ASC 205-20-50-1.a.

RESPONSE:

The Company initially presented Pavilion as discontinued operations in the Form 10-K and reclassified the historic presentation of the Pavilion operations to be comparable with the current year presentation.  The Company’s Board of Directors and management decided to exit the Pavilion Theatre operations and adopted a formal plan to sell the operations during the three months ended March 31, 2010.   Upon the purchase of the theatre in 2005, the worldwide conversion of movie theaters from presentation on 35mm film to digital was in its infancy, and the theater served as a digital cinema test site and demonstration portal for the Company’s customers.  By 2009, digital cinema adoption was widespread and the Company no longer needed to use the Pavilion Theatre in this capacity.  The Company’s core business is not operating movie theaters, rather it is to facilitate the conversion of movie theaters to digital and to perform various services surrounding that technology shift, and this led to the decision to sell the Pavilion Theatre. The Company has been in active negotiation with interested buyers who are in the business of operating movie theaters during the last six months and expects to finalize a sale of the Pavilion Theatre by March 31, 2011.  The Company has evaluated the disclosure requirements and concluded that the presentation is appropriate under the accounting guidance.  The Company acknowledges the Staff’s comments and has expanded its disclosure in the Quarterly Report on Form 10-Q filed for the three and six months ended September 30, 2010, filed on November 15, 2010, in accordance with ASC 205-20-50-1.a, as follows for Note 3:

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Pavilion Theatre generates movie theatre admission and concession revenues. Movie theatre admission revenues are recognized on the date of sale, as the related movie is viewed on that date and the Company's performance obligation is met at that time. Concession revenues consist of food and beverage sales and are also recognized on the date of sale. The Pavilion Theatre, while once a digital cinema test site and showcase for digital cinema technology, is no longer needed in that capacity due to

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November 30, 2010
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widespread adoption of the technology. Management decided to pursue its sale during the fourth quarter of the year ended March 31, 2010. The Company had preliminary offers from interested buyers and expects a sale to be concluded within a year. Accordingly, the Company classified the Pavilion Theatre as assets held for sale in the quarter ended March 31, 2010 and reported the results of Pavilion Theatre as discontinued operation for the year ended March 31, 2010 and all prior periods.

During the quarter ended September 30, 2010, the Company experienced a reduction in its estimated sales price of the Pavilion Theater as well as decline in its operating performance. Accordingly, the Company recorded an impairment charge of $1,763 and the estimate used to measure the impairment loss is a Level 3 fair value estimate. As of September 30, 2010, there is no goodwill associated with the Pavilion Theatre.

Part III (Incorporated by Reference from the Definitive Proxy Statement filed on July 29, 2010)

Item 11. Executive Compensation

5.
It appears that you have not provided a discussion of the “measures and goals” used to determine annual incentive awards nor the payout levels of the awards for each of the named executive officers.  We note your statement that you believe that disclosure of the financial goals would result in competitive harm.  Please provide a detailed analysis supporting your conclusion.  In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  In this regard, specify how disclosing historical financial performance objectives could provide competitors with insight or knowledge about your internal operations such that it would cause a detriment to the company and its shareholders.

RESPONSE:

The "measures and goals" used to determine the Company’s annual incentive plan award levels for the year ended March 31, 2010, and similarly for other years, were based on the achievement of the following goals: divisional, segment and consolidated revenue and Adjusted EBITDA, and consolidated cash levels, for the year ended March 31, 2010 and such other years.  The goals were weighted differently for each person within the incentive plan, depending on their position within the Company, and award levels were set at a Threshold (minimum) level, Target level, and Maximum level.  In total there were 51 numeric targets contained in the plan.  Such target information is based on non-public information and assumptions of the Company, and if it becomes publicly available, it would (i) allow the Company's competitors, as well as other

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industry professionals, to extrapolate forward looking information about the Company including, without limitation, how the Company measures its success, intends to grow and expects to perform going forward, the process by which the Company determines its trajectory for the future, the divisions in which the Company expects to see success and growth and amount of such growth and (ii) place the Company in a position of publicly disclosing future-looking financial guidance that it ordinarily does not provide but could become obligated to continue providing after such public disclosure.  Lastly, disclosure of such information would alert existing or future vendors and customers to benchmarks and goals of the Company and its executive officers, which would place the Company at a competitive disadvantage when negotiating agreements with such vendors and customers, since the disclosed benchmarks may allow such parties to negotiate knowing the minimum terms the Company could or would have to accept in order to meet their benchmarks.  Accordingly, disclosure of these "measures and goals" would cause the Company economic harm by upsetting the natural competitive balance of power typically present in an arms-length negotiation between two parties and could prohibit the Company from being able to negotiate equal or more favorable terms.

Furthermore, these "measures and goals" were not met and accordingly, no payments were made to the named executive officers.  Therefore, these benchmarks may still be used as benchmarks for the future.  Thus, these benchmarks are actually forward-looking information.

Item 13. Certain Relationships and Related Transactions

6.
It appears that you have not disclosed any transactions with related parties since the beginning of the company’s last fiscal year as required by Item 404 of Regulation S-K.  In this regard, we note that, in addition to the transactions you list on page F-44, you have engaged in transactions with Sageview Capital Master, L.P. in which Sageview is entitled to nominate two members to your board of directors.  In your response letter and in future filings, explain the material terms of the agreement that allows for Sageview to nominate two members to the board.  Tell us what considerations you have given to filing the agreement as an exhibit.

RESPONSE:

The right of Sageview Capital Master, L.P. (“Sageview”) to nominate two members to the board of directors was granted to Sageview in the Securities Purchase Agreement, dated as of August 11, 2009, by and among the Company and Sageview (the “Securities Purchase Agreement”).   Pursuant to the Securities Purchase Agreement, the Company issued to Sageview a senior secured note in the aggregate principal amount of $75,000,000 and warrants to purchase 16,000,000 shares of the Company’s Class A

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Common Stock in exchange for $75,000,000 from Sageview. In connection with this investment, pursuant to which Sageview got the right to nominate up to two members or observers, in the aggregate, of the Company’s board of directors. The nomination right will be reduced as Sageview’s investment diminishes (whether by repayment of the note or sale of the warrants or shares underlying the warrants or a combination thereof). The Securities Purchase Agreement was negotiated and entered into prior to both Sageview's investment in the Company and Sageview's nominees joining the board and therefore the agreement was negotiated at arms length and not at a time when either Sageview or its nominees were related parties. Disclosure of the transaction and the rights associated with it was made at great length in the Company’s previous proxy statement and so was already included in a Form 10-K via incorporation by reference.

The Securities Purchase Agreement is included as Exhibit 2.5 to the Form 10-K. It was previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on August 13, 2009 and is incorporated by reference into the Form 10-K.

Exhibits

7.
Please tell us what consideration you have given to filing any agreements with your significant customers such as your Studio Agreements which accounted for 56% of your consolidated revenues for the fiscal year ended March 31, 2010.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE:

There is no single Studio Agreement in and of itself that is material and required to be included in Form 10-K as an exhibit. Several Studio Agreements collectively produce the largest stream of revenues for the Company and account for 56.3% of the Company’s consolidated revenues for the fiscal year ended March 31, 2010. When the Company began its business, each Studio Agreement was material and the early studio agreements were filed as material contracts.  Eventually, the Studio Agreements became the Company’s ordinary course of business and none was any longer considered to be independently material.  At this point, during the course of its Phase 1 deployment and Phase 2 deployment, the Company has entered into 17 separate agreements with nine studios. Although, taken together as a whole, the studio agreements are integral to the Company’s business, there is no single agreement upon which the Company’s business substantially depends (as described in Item 601(b)(10)(ii)(B) of Regulation S-K).

8.	It appears that several agreements listed in the exhibit list were granted confidential treatment. Please explain why you have not marked the exhibit index to indicate that

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portions of the exhibits have been omitted pursuant to a request for confidential treatment. See Section D.5 of Staff Legal Bulletin 1A. We note your response to prior comment 24 in your letter dated September 5, 2008 that you would revise future filings to include references to confidential treatment requests.

RESPONSE:

It was an oversight that the exhibit index was not marked to indicate that portions of certain exhibits have been omitted pursuant to a request for confidential treatment. The Company will undertake to correct this omission in future filings.

       * * * * * * *

We hope this addresses all of the Staff’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely, /s/ Carol W. Sherman
Carol W. Sherman

cc:           Gary S. Loffredo